Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

October 4, 2018

Rolaine S. Bancroft, Esq.
Senior Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form SF-3 (File No. 333-226943)
Submitted October 4, 2018

Dear Ms. Bancroft:

We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) under the above-captioned draft registration statement (the “Registration Statement”). We have reviewed your letter dated October 3, 2018 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the pre-effective amendment to the Registration Statement on Form SF-3 (File No. 333-226943) filed on September 20, 2018. We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the pre-effective amendment to the registration statement (the “Amendment No. 2”) filed today.

For your convenience, the Staff’s comment is repeated in italics below, followed by the Registrant’s response.

Form of Prospectus

Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review—Asset Review Trigger, page 322

1.	In discussing the appropriateness of your asset review trigger, you refer to prior pools of commercial mortgage loans for which GACC (or its predecessors) was a sponsor in a public offering of CMBS, and you include a placeholder on page 323 for “the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS].” However, your recent Rule 424 prospectuses (e.g., CD 2018-CD7 Mortgage Trust) instead disclose the highest delinquency rate for reporting periods occurring during the most recent five

Anna Glick   Tel 212 504 6309   Fax 212 504 6666   anna.glick@cwt.com

Rolaine S. Bancroft, Esq.
October 4, 2018

calendar years. Please confirm that you intend to use a fixed start date of January 1, 2010 in your Rule 424 prospectuses going forward, or revise your form of prospectus to reflect the reporting periods for which you intend to disclose the highest delinquency rate.
We have revised the prospectus included in Amendment No. 2 to indicate that the reporting period for the delinquency rate is a five-year period.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna Glick

Anna Glick

cc       Helaine Kaplan

          Natalie Grainger

          Robert S. Kim, Esq.

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